[redacted]

09058361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 46837

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBS Vickers Securities (USA) Inc.

PROCESSED
MAR 13 2009
THOMSON REUTERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue, Suite 1201
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annemarie Brown (212) 826-3559
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA), Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neiiher the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Controller

Title

BRENDA WONG
Notary Public - State of New York
NO. 01WO6109731
Qualified in Queens County
My Commission Expires 5/17/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DBS VICKERS SECURITIES (USA) INC.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-7

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2009

DBS VICKERS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	3,681,743
Bank certificate of deposit		3,529,014
Commissions receivable from affiliates		227,082
Property and equipment, net		32,215
Prepaid expenses and other assets		208,854
Total assets	$	7,678,908
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Bonus payable	$	572,910
Accrued expenses and other liabilities		113,496
Total liabilities		686,406
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		2,684,990
Retained earnings		4,307,502
Total stockholder's equity		6,992,502
	$	7,678,908

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

Cash and Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008, the Company had a certificate of deposit of approximately $127,000 pledged to a third party to collateralize a letter of credit related to a lease deposit.

Bank Certificate of Deposit

The Company currently maintains a 7 month Bank Certificate of Deposit in the amount of $3,529,014 maturing in March 2009, which approximates fair value. Early withdrawal penalties for withdrawing funds prior to their maturity date in no event will be less than the unpaid and accrued interest to date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of two to four years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Transactions in Foreign Currencies

Transactions in foreign currency are translated using daily rates of exchange. Asset and liability accounts denominated in foreign currencies at the end of the year are translated using closing rates. Any gains or losses from foreign currency transactions are included in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies". The Company does not believe that the adoption of FIN No. 48 will have any impact on the Company's financial statements.

Fair Value

The Company adopted the provisions of Statement of Financial Account Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuation are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

In February 2008, FASB issued FASB Staff Position ("FSP") No. 157-2, Effective Date FASB Statement No. 157, which delayed the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities to the fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is in the process of evaluating the effect, if any, of the adoption of FSP No. 157-2 will have on its results of operations or financial position. The Company does not expect the adoption of FSP No. 157-2 to have a material effect on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Furniture and fixtures	$	96,870
Office equipment		32,472
Leasehold improvements		245,724
Computer software		74,369
Computer hardware		103,788
		553,223
Less accumulated depreciation and amortization		521,008
	$	32,215

Depreciation and amortization expense was approximately $18,000 for the year ended December 31, 2008.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company's net capital was approximately $6,393,000, which was approximately $6,143,000 in excess of its minimum requirement of $250,000.

4. Income taxes

The provision for income taxes consists of the following:

Current		
Federal	$	248,468
State and local		62,107
Foreign		27,848
		338,423
Deferred		
Federal		(1,175)
State and local		(289)
		(1,464)
	$	336,959

At December 31, 2008 the Company had a net deferred tax asset of approximately $34,000, which is primarily attributable to realized foreign exchange losses, depreciation and deferred rent. The Company believes that it is more likely than not that it will realize the benefit related to the deferred tax asset. This deferred tax asset is included in prepaid expenses and other assets on the statement of financial condition.

The difference between income tax expense and the amount computed at the Federal statutory rate primarily relates to state and local tax expense.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Related party transactions

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. Pursuant to a clearing arrangement with the Parent and its affiliates, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. This commissions receivable from customers collected by an affiliate amounted to approximately $227,000 as of December 31, 2008.

The Company also receives commissions from its participation in an affiliate's investment banking activity in relation to its trades made to the Company's customers. Such commissions are allocated by the affiliate based on the most current estimates and amounted to approximately $57,000 for the year ended December 31, 2008.

The Company pays commissions expense and other clearing fees to affiliates based on customer trading activity. This affiliate commission expense amounted to approximately $2,506,000 for the year ended December 31, 2008. The Company receives the commission revenue from customers after deducting the commission expense owing to the affiliates. As a result, there are no commissions payable to affiliates.

8. Commitments

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. The Company is currently sub-leasing a portion of its office space.

Future minimum lease payments, sublease rental and net rent commitments as of December 31, 2008 are as follows:

	Operating Commitments	Sublease Rental Commitments	Net
2009	$ 385,700	$ (146,475)	$ 239,225
2010	385,700	(146,475)	239,225
2011	96,425	(24,412)	72,013
Total	$ 867,825	$ (317,362)	$ 550,463

Rental income and rent expense for the year ended December 31, 2008 amounted to approximately $134,000 and $373,000, respectively.

9. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2008, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2008 settled with no resultant loss being incurred by the Company.

END